IIM GLOBAL CORPORATION

160 E. Lake Brantley Drive

Longwood, Florida 32779

(407) 951-8640

September 15, 2014

‘CORRESP’

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:

Mark P. Shuman, Branch Chief-Legal

Mitchell Austin, Staff Attorney

Re:

IIM GLOBAL CORPORATION (the “Company”)

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

Filed September 8, 2014

File No. 333-193924

Gentlemen:

The Company is in receipt of the staff’s letter of comment dated September 11, 2014.  Below are the Company’s responses to such comments, which such response is numbered consistent with the staff’s numbered comments.  Contemporaneously, the Company has filed Post-Effective Amendment No. 2 the above captioned registration statement (“Amendment No. 2”).

General

1.

Please note that the delaying amendment legend is not applicable here as Section 8(c) of the Securities Act governs the effectiveness of post-effective amendment.

RESPONSE:  Amendment No. 2 has been revised to remove the delaying amendment.  Please see page ii.

Risk Factors, page 6

2.

Please revise to include a prominently-positioned risk factor that discusses the risks to your company and its shareholders resulting from your promissory notes held by Penn Investments Inc., a related party, that are due on January 30, 2015.  In this regard, please discuss any risks including, but not limited to, those related to the differing interests of Mr. Solomon as owner of Penn Investments and CEO of your company.  Mr. Solomon’s potential influence over renegotiation of repayment terms, your current ability to pay these notes as they become due, and the impact of the high interest rate.  Additionally, please revise management’s discussion and analysis to discuss this material indebtedness and the impact of its maturity on your liquidity and capital resources.

RESPONSE:  The Company has added a new risk factor on page 6 of Amendment No. 2 and expanded the disclosure Liquidity and Capital Resources on page 21 of Amendment No. 2 to add the requested additional disclosure.

3.

Please revise to include a risk factor that discuses your management’s conclusions that your disclosure controls and procedures were not effective and that there were material weaknesses in your internal control over financial reporting as of June 30, 2014.  In your management’s discussion and analysis section, or another appropriate part of the prospectus, please ensure you discuss the identified material weaknesses in your internal control over financial reporting, your remediation efforts for these material weaknesses and the estimated timetable and estimated material costs for the completion of these efforts.

RESPONSE:  As requested, the Company has added an additional risk factor and added a section in MD&A in Amendment No. 2.  Please see pages 10 and 21.

We trust the foregoing sufficiently responds to the staff’s comments.  On the Company’s behalf, we hereby acknowledge:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call the undersigned at (407) 951-8640.

Very truly yours,
/s/ Douglas Solomon
Douglas Solomon, Chief Executive Officer

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